Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated January 23, 2019

Republic of Colombia

Final Term Sheet

U.S. $1,500,000,000 5.200% Global Bonds due 2049

Issuer:	Republic of Colombia (“Republic”)

Transaction:	5.200% Global Bonds due 2049 (“2049 Global Bonds”)

Expected Issue Ratings*:	Baa2 / BBB- / BBB (Moody’s, negative / S&P, stable / Fitch, stable)

Format:	SEC Registered

Principal Amount:	U.S. $1,500,000,000

Pricing Date:	January 23, 2019

Settlement Date:	January 28, 2019 (T+3)

Make-Whole Call:	Prior to November 15, 2048, at a discount rate of Treasury Yield plus 35 basis points

Par Call:	On and after November 15, 2048 (six months before the maturity date) redeemable at 100.000%

Maturity Date:	May 15, 2049

Interest Payment Dates:	May 15 and November 15 of each year, commencing May 15, 2019, to the holders of record on May 1 and November 1 preceding each payment date

Benchmark Treasury:	3.000% UST due August 15, 2048

Benchmark Treasury Price and Yield:	Price: 98.20+ and yield: 3.070%

Spread to Benchmark Treasury:	+215 bps

Yield to Maturity:	5.220%

Coupon:	5.200%

Price to Public:	99.705% not including accrued interest

Net Proceeds (before underwriting discount) to Issuer:	U.S. $1,495,575,000, plus accrued interest, if any, from January 28, 2019

Day Count:	30/360

Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof

Listing and Trading:	Application will be made to list the 2049 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.

Joint Book-Running Managers:	BNP Paribas Securities Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312519014481/d693239d424b3.htm

Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.

CUSIP/ISIN:	195325DQ5/US195325DQ52

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at +1-800-854-5674, Merrill, Lynch, Pierce, Fenner & Smith Incorporated toll-free at +1-800-294-1322 or Morgan Stanley & Co. LLC toll-free at +1-800-624-1808.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.